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Consent of Independent Registered Public Accounting Firm

The board and shareholders
RiverSource High Yield Income Series, Inc.
        RiverSource High Yield Bond Fund

We consent to the use of our report and to the references to our Firm under
the headings "Financial Highlights" in Part A and "Independent Registered
Public Accounting Firm" in Part B of the Registration Statement incorporated
herein by reference.

/s/ KPMG LLP

    KPMG LLP

Minneapolis, Minnesota
November 14, 2006